Exhibit 99.5

NWT URANIUM CORP.

(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)

(AN EXPLORATION STAGE COMPANY)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Expressed in Canadian Dollars)

NWT URANIUM CORP.

(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)

(AN EXPLORATION STAGE COMPANY)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Expressed in Canadian Dollars)

Responsibility for Interim Unaudited Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements for NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the audited December 31, 2007 consolidated financial statements. Only changes in accounting information have been disclosed in these unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many asset and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of these unaudited interim consolidated financial statements, management is satisfied that these unaudited interim consolidated financial statements have been fairly presented.

The accompanying unaudited interim consolidated financial statements of NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) for the six months ended June 30, 2008 have been approved by the Audit Committee and Board of Directors of the Company. These unaudited interim consolidated statements have not been audited, reviewed or verified by the Company's external auditors or any other accounting firm.

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

	June 30	December 31
	2008	2007

Assets

Current
Cash	$727,021	$905,473
Short term investments (Note 2)	11,471,172	12,318,540
Due from Niger Uranium Limited (Notes 7 and 8)	585,859	576,133
Amounts receivable and prepaid expenses	446,564	481,520

	13,230,617	14,281,666

Property expenditures advances	61,119	61,119
Fixed assets (Note 3)	641,494	676,627
Equity investment in Niger Uranium Limited (Note 8)	15,982,500	15,982,500
Interest in exploration properties and deferred exploration expenditures (Note 4 and statement)	5,207,643	5,339,961

	$35,123,372	$36,341,873

Liabilities and Shareholders' Equity

Current
Accounts payable and accrued liabilities (Note 7)	$602,698	$628,670
Income taxes payable (Note 12)	2,842,737	3,312,134

	3,445,435	3,940,804
Future income tax liability (Note 12)	349,200	353,400

	3,794,635	4,294,204

Shareholders' equity
Common shares (statement)	$19,633,843	$19,574,843
Warrants (Note 5 and statement)	-	3,138,900
Contributed surplus (statement)	6,212,945	2,944,657
Accumulated retained earnings	5,481,949	6,389,269

	31,328,737	32,047,669

	$35,123,372	$36,341,873

NATURE OF OPERATIONS (Note 1)
SUBSEQUENT EVENTS (Note 13)

APPROVED ON BEHALF OF THE BOARD:

Signed "John Lynch" , Director	Signed "David Subotic" , Director

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended		Six Months Ended		Cumulative from
	June 30		June 30		inception
	2008	2007	2008	2007	to June 30, 2008

Expenses
Stock based compensation expense (Note 7)	$86,150	$103,834	$188,387	$160,152	$2,611,263
Management and administrative services	140,392	47,615	297,640	127,090	1,679,919
Investor relations and promotion	21,111	156,022	30,526	277,257	1,270,495
Professional fees	363,306	81,716	576,900	102,516	1,134,728
Office and administration	50,608	21,761	101,293	60,186	467,101
Travel expenses	16,557	10,071	44,411	22,371	328,704
Shareholders information	47,449	90,375	48,586	111,524	295,275
Regulatory fees	9,241	18,589	21,285	37,609	251,614
Amortization	38,857	8,506	68,764	8,506	195,921
Government fees and taxes	2,212	1,427	2,635	2,854	31,009
Foreign exchange loss	255	18,869	491	18,395	38,973

	776,138	558,785	1,380,918	928,460	8,305,002

Net (loss) for the period before the following:	(776,138)	(558,785)	(1,380,918)	(928,460)	(8,305,002)

Gain on disposition of Irhazer and In Gall Projects, Niger	-	-	-	-	19,260,008
Exploration properties and deferred
Exploration expenditures written-off	-	-	-	-	(2,450,246)

Income (loss) for the period before provision for corporate taxes	(776,138)	(558,785)	(1,380,918)	(928,460)	8,504,760

Current income taxes	(240,092)	-	(822,798)	-	2,489,336
Future income taxes	(89,300)	(1,251,100)	349,200	(1,251,100)	288,544

	(329,393)	(1,251,100)	(473,598)	(1,251,100)	2,777,880

Net income (loss) for the period being comprehensive income (loss) for the period	$(446,745)	$692,315	$(907,320)	$322,640	$5,726,880

Income (loss) per share – basic and diluted	$(0.00)	$0.01	$(0.01)	$0.00

Weighted average number of common shares – basic	106,120,253	105,137,379	106,120,253	104,841,374

Weighted average number of common shares – diluted	106,120,353	105,297,905	106,120,253	105,001,900

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

(Unaudited)	Three Months Ended		Six Months Ended		Cumulative from
	June 30		June 30		Inception
	2008	2007	2008	2007	to June 30, 2008

Cash provided by (used in)
OPERATING ACTIVITIES
Net income (loss) for the period	$(446,745)	$692,315	$(907,320)	$322,640	$5,726,880
Stock based compensation expense	86,150	103,834	188,386	160,152	2,611,263
Future income taxes	-	(1,251,100)	438,500	-	377,844
Gain on disposition of Irhazer and In Gall Projects, Niger (Note 8)	-	-	-	-	(19,260,008)
Amortization	38,857	1,427	68,764	2,854	195,921
Exploration properties and deferred exploration expenditures written-off	-	-	-	-	2,450,246
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(113,251)	(828,420)	34,956	(878,995)	(446,564)
Accounts payable and accrued
Liabilities	175,611	(162,280)	(25,972)	(162,280)	132,754
Income taxes payable	(329,393)	-	(912,098)	-	2,400,036

	(588,770)	(1,444,224)	(1,114,784)	(1,899,114)	(5,811,628)

FINANCING ACTIVITIES
Issue of common shares and warrants, net of issue costs	-	-	-	-	20,541,385
Exercise of warrants	-	286,363	-	286,363	1,240,214
Exercise of options	-	292,500	-	292,500	935,361

	-	578,863	-	578,863	22,716,960

INVESTING ACTIVITIES
Due from Niger Uranium Limited	(1,666)	-	(9,725)	-	(585,858)
Fixed asset purchases	(17,064)	(126,869)	(33,630)	(137,406)	(1,065,076)
Interest in exploration properties and deferred exploration	251,068	973,262	9,607	(1,697,973)	(8,209,625)
Redemption (purchase) of short-term investments	601,600	-	970,079	9,250,000	(11,117,753)
Cash proceeds from disposition of Irhazer and In Gall projects, Niger	-	-	-	-	4,800,000

	833,938	(1,100,131)	936,331	7,414,621	(16,178,312)

Change in cash	245,168	(1,965,492)	(178,452)	6,094,370	727,021
Cash, beginning of period	481,853	13,542,269	905,473	5,482,407	-

Cash, end of period	$727,021	$16,858,824	$727,021	$16,858,824	$727,021

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)
(Unaudited)

From Commencement of Operations (September 26, 2003) to June 30, 2008

			Special		Contributed	Accumulated
	Common shares		Warrants	Warrants	Surplus	Retained Earnings	Total
	#	$	$	$	$	$	$

Issue of shares for cash	4,000,000	101	-	-	-	-	101
Issue of special warrants for cash	-	-	195,409	-	-	-	195,409
Loss for the year	-	-	-	-	-	(33,097)	(33,097)

Balance, December 31, 2003	4,000,000	101	195,409	-	-	(33,097)	162,413

Public offering, net of issue costs	60,000,000	1,321,537	-	-	-	-	1,321,537
Conversion of special warrants	8,000,000	195,409	(195,409)		-	-

Flow through private placement, net of issue costs	412,000	114,891	-	-	-	-	114,891
Stock based compensation	-	-	-	-	424,183	-	424,183
Private placement, net of issue costs	2,909,000	539,911	-	256,935	-	-	796,846
Loss for the year	-	-	-	-	-	(1,121,460)	(1,121,460)

Balance, December 31, 2004	75,321,000	2,171,849	-	256,935	424,183	(1,154,557)	1,698,410

Private placement, net of issue costs	3,950,090	1,636,155	-	222,749	-	-	1,858,904
Exercise of stock options	200,000	101,500	-	-	(44,000)	-	57,500
Flow through tax effect on date of renunciation	-	(45,200)	-	-	-	-	(45,200)
Stock based compensation	-	-	-	-	493,468	-	493,468
Exercise of warrants	455,000	283,475	-	(62,600)	-	-	220,875
Shares issued for interest in exploration properties and deferred exploration expenditures	300,000	182,000	-	-	-	-	182,000
Loss for the year	-	-	-	-	-	(1,780,074)	(1,780,074)

Balance, December 31, 2005	80,226,090	4,329,779	-	417,084	873,651	(2,934,631)	2,685,883

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Shareholders' Equity (Continued)
(Expressed in Canadian Dollars)
(Unaudited)

From Commencement of Operations (September 26, 2003) to June 30, 2008

			Special		Contributed	Accumulated
	Common shares		Warrants	Warrants	Surplus	Retained Earnings	Total
	#	$	$	$	$	$	$

Balance, December 31, 2005	80,226,090	4,329,779	-	417,084	873,651	(2,934,631)	2,685,883
Private placement, net of issue costs	21,144,027	12,555,474	-	3,982,884	-	-	16,538,358
Exercise of stock options	920,000	476,800	-	-	(203,600)	-	273,200
Flow through tax effect on date of renunciation	-	(295,085)	-	(73,771)	-	-	(368,856)
Stock based compensation	-	-	-	-	1,197,663	-	1,197,663
Shares issued for interest in exploration properties and deferred exploration expenditures (Notes 4(a)(b))	640,000	469,600	-	-	-	-	469,600
Exercise of warrants	1,559,636	941,458	-	(208,482)	-	-	732,976
Expired warrants	-	-	-	(167,733)	167,733	-	-
Loss for the year	-	-	-	-	-	(2,421,484)	(2,421,484)
Balance, December 31, 2006	104,489,753	18,478,026	-	3,949,982	2,035,447	(5,356,115)	19,107,340
Shares issued for interest in exploration properties and deferred exploration	350,000	229,500	-	-	-	-	229,500
Exercise of options	782,500	320,000	-	-	-	-	320,000
Fair value of option exercise	-	217,500	-	-	(217,500)	-	-
Exercise of warrants	409,089	286,363	-	-	-	-	286,363
Fair value of warrant exercise	-	43,454	-	(43,454)	-	-	-
Expired warrants	-	-	-	(767,628)	767,628	-	-
Stock based compensation	-	-	-	-	359,082	-	359,082
Income for the period	-		-	-	-	11,745,384	11,745,384
Balance, December 31, 2007	106,031,342	19,574,843	-	3,138,900	2,944,657	6,389,269	32,047,669
Shares issued for interest in exploration properties and deferred exploration	100,000	59,000	-	-	(59,000)	-	-
Expired warrants	-	-	-	(3,138,900)	3,138,900	-	-
Stock based compensation	-	-	-	-	188,386	-	188,386
Income for the period	-	-	-	-	-	(907,320)	(907,320)
Balance, June 30, 2008	106,131,342	19,633,843	-	-	6,212,945	5,481,949	31,328,737

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Interest in Exploration Properties and Deferred
Exploration Expenditures (Expressed in Canadian Dollars)

(Unaudited)	Three Months Ended		Six Months Ended		Cumulative from
	June 30		June 30		Inception
	2008	2007	2008	2007	to June 30, 2008
Picachos Project, Mexico (Note 4(a))
Opening balance	$2,054,228	$1,390,761	$1,990,494	$1,260,664	$-

Geological, reports and maps	-	-	-	119	201,664
Geology	-	4,160	-	4,160	19,982
Labour	-	-	-	-	8,830
Earthwork and roads	-	525	21,541	2,448	108,659
Environment	-	4,045	-	4,045	6,896
Line and grid cutting	-	-	-	-	15,121
Geophysics	-	9,688	8,696	53,357	159,900
Geochemistry	-	-	-	-	4,524
Camp costs	3,146	454	4,347	2,401	33,890
Transportation	140	-	140	-	6,526
Management fees	-	-	-	-	8,965
Professional fees	-	-	-	-	12,139
Drilling	-	28,995	59,900	28,995	445,281
Option payments	-	-	-	-	533,474
Staking	-	-	-	-	19,996
General	1,000	7,905	8,729	26,851	65,915
Analysis and assaying	-	-	-	-	127,346
Exploration advance	-	-	-	-	297,739
Property payments	-	-	-	-	214,000
Interest income	(98,379)	(8,810)	(133,712)	(26,317)	(330,712)

Activity during the period	(94,093)	46,962	(30,359)	96,059	1,960,135

Closing balance	$1,960,135	$1,356,723	$1,960,135	$1,356,723	$1,960,135

Waterbury Project, Canada (Note 4(b))
Opening balance	$-	$957,210	$-	$939,967	$-

Assays	-	-	-	-	5,464
Geological, reports and maps	-	-	-	810	82,104
Drilling	-	294,548	-	294,548	516,460
Geophysics	-	105,075	-	105,885	434,881
Labour	-	-	-	-	69,500
Professional fees	-	-	-	-	10,799
Management fees	-	-	-	-	73,478
Operating costs	-	-	-	-	118,846
Option payment	-	-	-	25,000	197,050
Administration	-	110,622	-	110,772	110,880
Termination payment	-	-	-	-	252,358
Government assistance	-	-	-	(3,378)	(47,914)
Interest income	-	(80,605)	-	(86,754)	(184,602)

Activity during the period	-	429,640	-	446,883	1,639,304
Write-off of Waterbury Project	-	-	-	-	(1,639,304)

Closing balance	$-	$1,386,850	$-	$1,386,850	$-

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Interest in Exploration Properties and Deferred
Exploration Expenditures (Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended		Six Months Ended		Cumulative from
	June 30		June 30		Inception
	2008	2007	2008	2007	to June 30, 2008

Irhazer and In Gall Projects, Niger (Note 8)
Opening balance	$0	$1,316,338	$0	1,097,599	$-

Project administration costs	-	(35,723)	-	7,063	442,237
Acquisition costs	-		-	-	223,848
Camp costs	-	3,686	-	10,532	17,138
Drilling	-	22,294	-	22,294	22,294
Environmental	-	51,330	-	105,386	201,902
Geological	-	61,135	-	70,987	88,235
Geochemistry	-	6,760	-	6,760	6,760
Geophysical	-	26,994	-	200,967	299,949
Line and grid cutting	-	6,783	-	16,018	20,408
Surveys	-	-	-	-	422,666
Recovery of costs	-	-	-	-	(112,797)
Interest income	-	(28,462)	-	(106,471)	(302,143)
Disposal of Irhazer and In Gall Projects (Note 9)	-	-	-	-	(1,330,497)

Activity during the period	-	114,797	-	333,536	-

Closing balance	$-	$1,431,135	$-	1,431,135	$-

North Rae Uranium Project, Canada (Note 4(c))
Opening balance	$3,133,307	$905,631	$2,999,163	$889,200	$-

Camp costs	8,874	-	17,781	-	49,951
Drilling	553	-	63,220	-	348,596
Environment	-	-	5,726	-	8,776
Geophysical	-	1,631	-	4,991	191,337
Geochemical	-	2,557	-	2,557	5,062
Geology	-	3,150	24,083	3,150	1,717,089
Exploration	-	-	-	-	716,190
Staking	-	-	69,442	-	155,472
Acquisition costs	-	53,270	30,000	83,270	210,354
Professional fees	13,000	-	17,000	1,658	75,464
Survey costs	-	-	-	-	63,435
Administration	2,980	2,445	6,667	7,549	24,860
Quebec government assistance recovery	(255,384)	-	(255,384)	-	(255,384)
Interest income	(19,682)	(9,961)	(94,050)	(33,652)	(427,554)

Activity during the period	(249,659)	53,092	(115,515)	69,523	2,883,648

Closing balance	$2,883,648	$958,723	$2,883,648	$958,723	$2,883,648

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Interest in Exploration Properties and Deferred
Exploration Expenditures (Expressed in Canadian Dollars)

(Unaudited)	Three Months Ended		Six Months Ended		Cumulative from
	June 30		June 30		Inception
	2008	2007	2008	2007	to June 30, 2008

Daniel Lake Uranium Project, Canada (Note 4(d)
Opening balance	$393,887	$134,569	$350,304	$-	$-

Staking	-	-	8,022	37,044	48,282
Professional fees	1,601	-	12,130	2,285	14,915
Acquisition costs	-	-	36,018	125,000	163,772
Survey costs	-	-	5,490	-	225,095
Geophysical	-	2,060	-	2,460	4,220
Geochemistry	-	-	-	-	760
Geology	-	-	6,589	-	14,607
Administration	7,612	-	8,708	-	9,896
Quebec government assistance recovery	(32,104)	-	(32,104)	-	(32,104)
Interest income	(7,137)	(325)	(31,298)	(30,485)	(85,584)

Activity during the period	(14,312)	1,735	13,555	136,304	363,859

Closing balance	$363,859	$136,304	$363,859	$136,304	$363,859

TOTAL	$5,207,642	$5,269,735	$5,207,642	$5,269,735	$5,207,642

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and six months ended June 30, 2008

1.

NATURE OF OPERATIONS

NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) (the "Company" or "NWT") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated September 26, 2003. The Company, which is in the development stage as defined by the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 11 "Enterprises in the Development Stage", is engaged in the acquisition, exploration and development of mineral resource properties with a focus on uranium. As of June 30, 2008, the Company has interests in Canada, Niger and Mexico. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the exploration properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying values of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations and the ability of the Company to obtain financing necessary to complete development of the properties, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company's exploration properties are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at June 30, 2008, the Company had cash of $727,021 (2007 - $11,576,777), short-term investments of $11,471,172 (2007 - $0) and working capital of $9,785,182 (2007 - $12,445,245). Management of the Company believes that it has sufficient funds to pay its ongoing work commitments, administrative expenses and its liabilities for the ensuing period as they fall due.

2.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The unaudited interim consolidation financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the interim consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2008 may not necessarily be indicative of the results that may be expected for the year ended December 31, 2008.

The consolidated balance sheet at December 31, 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company‘s annual audited consolidated financial statements for the year ended December 31, 2007, except as noted below. For future information, refer to the audited consolidated financial statement and notes thereto for the year ended December 31, 2007.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and six months ended June 30, 2008

2.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES (continued)

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments - Disclosures (Handbook Section 3862), and Financial Instruments - Presentation (Handbook Section 3863). These new standards became effective for the Company on January 1, 2008.

Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section below.

Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook section below.

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the six months ended June 30, 2008. Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

Financial Risk Factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to short-term investments and receivables included in other assets. The Company has no significant concentration of credit risk arising from operations. Short-term investments consist of guaranteed investment certificates, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in other assets consist of goods and services tax due from the Federal Government of Canada and receivables from unrelated and related companies. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and six months ended June 30, 2008

2.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES (continued)

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2008, the Company had a cash balance of $12,198,193 (December 31, 2007 - $13,224,013) to settle current liabilities of $ 3,879,096 (December 31, 2007 - $4,294,204). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk

(a) Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade guaranteed investment certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b) Foreign currency risk

The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain operations, exploration and administrative expenses in Mexico on a cash call basis using US dollar and Mexican peso currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(c) Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

The Company has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value. Financial instruments included in other assets are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The Company's investment in a publically traded mineral exploration company is accounted for on the equity basis.

As at June 30, 2008, the carrying and fair value amounts of the Company's financial instruments are the same.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a six month period.

Short term investments include guaranteed investment certificates which are at variable rates. Sensitivity to a plus or minus 1% change in rates would affect net loss by $120,000.

The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk. Price risk is remote since the Company is not a producing entity.

Future Accounting Pronouncements

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canada GAAP and IFRS.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and six months ended June 30, 2008

3.

FIXED ASSETS

			Net Carrying			Net Carrying
			Value			Value
		Accumulated	June 30,		Accumulated	December 31,
	Cost	Amortization	2008	Cost	Amortization	2007

Computer equipment	$56,765	$12,318	$44,447	$24,005	$13,556	$13,747
Furniture and fixtures	9,159	1,575	7,584	8,290	2,980	7,461
Leasehold improvements	-	-	-	-	-	-
Field equipment	761,704	179,312	582,391	761,704	114,602	647,100
Vehicles	9,786	2,715	7,071	9,786	1,468	8,318

	$837,414	$195,920	$641,494	$803,785	$127,158	$676,627

4.

INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

On a quarterly basis, management of the Company review exploration costs to ensure deferred expenditures include only costs and projects that are eligible for capitalization. Specific changes to mineral properties that occurred from January 1, 2008 to June 30, 2008 are as follows:

(a) Picachos Project, Mexico

On July 14, 2004 the Company entered into an option agreement with RNC Gold Inc. ("RNC") to acquire a 50% undivided interest in the 6,700 hectare silver-gold Picachos property in Durango, Mexico. In order to earn its interest, the Company had to incur $500,000 in exploration expenditures on or before December 31, 2005 and $1 million on or before December 31, 2006. The Company also had to generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year. The Chairman and CEO of the Company was also a director of RNC at the time the Option Agreement was signed. On January 12, 2005, the Chairman resigned as director of RNC. During the year ended December 31, 2005, a director of the Company was also a director of RNC. On February 28, 2006, this individual resigned as a director of RNC.

On October 14, 2005 the Company completed another agreement with RNC, granting the Company the right to acquire a 100% interest in the Picachos property portfolio. Under the terms of this agreement, the Company was granted the right at feasibility to acquire RNC's remaining 50% stake in the Picachos Project. The purchase price of $20 million is payable as: $3 million at the completion of a feasibility study, then $9 million at the commencement of commercial production, and then $2 million on each of the first through fourth anniversaries of the commencement of commercial production. The Company issued 200,000 common shares valued at $114,000 from its treasury to RNC as consideration for entering into this agreement.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and six months ended June 30, 2008

4.

INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

In February 2006, RNC was acquired by Yamana Gold Inc. ("Yamana"). NWT and Yamana terminated the option agreement pertaining to the Picachos Project that was signed between NWT and RNC Gold Inc. and entered into an Option Agreement on December 22, 2006 whereby NWT can earn a 70% interest in the property. Under the terms of the agreement, to earn this 70% interest NWT must incur US$3,000,000 in exploration expenditures over the three year period ended December 22, 2009, pay US$400,000 in cash installments, including US$100,000 (paid) on the signing of a definitive option agreement (signed), and issue 1,000,000 common shares over a three-year period, including 400,000 shares to be issued within 30 days and which are subject to a four-month hold period from the issue date (issued, valued at $272,000). The remaining common shares will be issued in stages and will be subject to all required regulatory hold periods. On December 6, 2007, 200,000 common shares (valued at $114,000) were issued and $100,000 was paid to Yamana to comply with the terms of the agreement.

NWT will act as operator of the project.

(b) Waterbury Project, Canada

On November 9, 2005, the Company completed a formal option agreement with CanAlaska Ventures Ltd. ("CanAlaska") to acquire up to a 75% ownership interest in nine uranium claims, collectively called the “Waterbury Project”, in the eastern Athabasca Basin, Saskatchewan, Canada. The agreement was subsequently amended on June 30, 2007. Under the terms of the option agreement, the Company would pay, in installments, a total of $150,000 ($75,000 paid) to acquire an initial 50% interest in the Waterbury Project from CanAlaska. In addition, CanAlaska will receive a 3% net smelter royalty (NSR) and 300,000 common shares (100,000 issued in each of years 2005 and 2006, valued at $68,000 and $54,000 respectively) from the Company's treasury to be released in stages. The Company agreed to spend a minimum of $2 million on the Waterbury Project prior to April 1, 2008.

The Company could increase its ownership to 60% by spending an additional $2 million on the property within two years of vesting its 50% interest. Thereafter, the Company could increase its stake to 75% by completing a Bankable Feasibility Study within two years from the date it vests its 60% interest. During this development stage, the Company would spend an annual minimum of $500,000 at Waterbury. CanAlaska would also receive an additional 200,000 common shares from the Company's treasury.

On November 30, 2007, management decided to terminate the Waterbury Project and focus on other projects. There was a financial penalty of $252,358 associated with the termination of the Waterbury Project, which was paid during the year ended December 31, 2007. As a result, capitalized costs of $1,639,304 were written-off in 2007.

(c) North Rae Uranium Project, Canada

On June 2, 2006, the Company signed a letter agreement to acquire a controlling interest in an uranium project located in the Ungava Bay region of northern Quebec, Canada from Azimut Exploration Inc. (“Azimut”). The “North Rae Uranium Project” consists of three blocks representing 668 claims with a total area of 298.9 square kilometres or 73,835 acres (29,880 hectares).

The Company finalized the North Rae Option Agreement with Azimut on January 9, 2007. Under the terms of the agreement, the Company can earn an initial 50% in the property by incurring $2.9 million in work expenditures, paying $210,000 cash ($80,000 paid) and issuing 150,000 common shares (issued and valued at $134,500) over the next five years. NWT can subsequently increase its interest to 65% by making cash payments totaling $100,000, issuing 100,000 common shares, incurring $1.0 million ($200,000/year) in work expenditures over the next five years and delivering a bankable feasibility study. Azimut would retain a 2% yellow cake royalty. The Company is the operator of the project.

See note 13 (a) for disclosure of proposed termination of the North Rae option agreement.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and six months ended June 30, 2008

4.

INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued) (d) Daniel Lake Uranium Project

On January 24, 2007, the Company entered into a definitive option agreement with Azimut to expand their uranium project in the Ungava Bay region of northern Quebec. Under the terms of the agreement, NWT will acquire controlling interest in a second property that is contiguous with its North Rae Uranium Project disclosed in Note 4(f). This new property, Daniel Lake Uranium Project, consists of an additional two blocks representing 862 claims with a total area of 390.3km2 or 96,445 acres (39,030 hectares).

Under the terms of the definitive option agreement, NWT will pay $230,000 in cash installments over a four-year period and issue 200,000 common shares (200,000 common shares issued and valued at $112,500). An initial payment of $50,000 was due within 15 days of the option agreement (paid) and $30,000 is payable upon the first anniversary of the option agreement. NWT will also spend a total of $2.6 million in exploration expenditures on the property in tranches over five years, of which the Company has committed to incur expenditures of $300,000 during the first year of the agreement ($227,000 incurred in fiscal 2007) to earn an initial 50% interest in the project from Azimut, at which stage Azimut would retain a 2% yellow cake royalty. Shares will be issued in two stages with 100,000 common shares to be issued upon the first anniversary of the option agreement (subject in each case to TSX Venture Exchange approval). Shares are subject to all required regulatory hold periods. NWT can subsequently increase its ownership to 65% by issuing an additional 100,000 common shares and paying an additional $150,000 in cash over an additional five years. To earn its 65% interest, NWT must also incur a minimum additional $1.0 million in exploration expenditures over five years and produce a bankable feasibility study during the five-year period, subject to extension in certain circumstances. In the event NWT does not elect to increase its interest in the property up to 65% once it has fully exercised its 50% option, it shall pay Azimut a final cash payment of $100,000.

On January 11, 2008, 100,000 common shares valued at $37,500 were issued to Azimut to comply with the definitive option agreement.

See note 13 (a) for disclosure of proposed termination of the Daniel Lake option agreement.

5.

COMMON SHARE PURCHASE WARRANTS

The following table represents a continuity of warrants for the six months ended June 30, 2008:

		January 1,				June 30, 2008
	Exercise	2008				2008	Fair
Expiry Date	Price	Balance	Issued	Exercised	Expired	Balance	Value ($)

May 5, 2008	$1.15	10,572,013	-	-	(10,572,013)	-	-

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and six months ended June 30, 2008

6.

STOCK OPTIONS

The following table represents a continuity of stock options for the six months ended June 30, 2008:

		Weighted Average
	Number of	Exercise Price
	Stock Options	$

Opening Balance	3,760,000	0.762
Options granted (1)	50,000	0.300
Options cancelled (2)	(50,000)	0.58

Ending Balance	3,760,000	0.758

(1) On March 11, 2008, the Company granted 50,000 stock options to an employee, pursuant to the Company' Stock Option Plan, at an exercise price of $0.30 per share. The options vest in stages over two years and expire on March 11, 2013. For the six months ended June 30, 2008, the impact on earnings was $2,091.

(2) On January 4, 2008, an employee resigned. This employee had 50,000 options with an exercise price of $0.40 per share. These options have been cancelled.

(3)During the period, $186,295 in stock based compensation from previously issued stock options was expensed.

As at June 30, 2008, the Company had the following stock options outstanding:

Number of	Exercisable	Exercise	Expiry
Options	Options	Price ($)	Date

80,000	80,000	0.47	August 2, 2008
1,780,000	1,780,000	0.75	October 14, 2010
650,000	650,000	0.68	May 25, 2011
250,000	125,000	0.84	January 1, 2012
200,000	100,000	0.81	April 17, 2012
200,000	50,000	0.72	June 4, 2012
200,000	50,000	1.03	July 4, 2012
250,000	62,500	0.91	July 16, 2012 (see note13(c))
100,000	25,000	0.71	August 28, 2012
50,000	-	0.30	June 11, 2013

3,760,000	2,922,500

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and six months ended June 30, 2008

7.

RELATED PARTY TRANSACTIONS

For the six months ended June 30, 2008, the Company incurred $239,924 (2007 - $105,250) for consulting and directors' fees rendered by officers and directors of the Company. The entire amount has been expensed in the statements of operations. Included in accounts payable and accrued liabilities at June 30, 2008 is $46,091 (December 31, 2007 - $50,352) owing to these related parties.

As of June 30, 2008, a total of $585,859 has been charged to and is a receivable from Niger Uranium Limited for expenditures incurred and management fees paid in relation to the In Gall and Irhazer properties. The Company holds a significant interest in Niger Uranium Limited and an officer who is also a director of the Company is also a director of Niger Uranium Limited (See Note 8).

See Note 4(b) of the audited December 31, 2007 consolidated financial statements with respect to certain officers and directors of the Company being directors of RNC Gold Inc.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and six months ended June 30, 2008

8.

NIGER URANIUM LIMITED TRANSACTION

On June 4, 2007, NWT entered into a Joint Venture Agreement with UraMin Inc. ("UraMin"), an arm's length party which was subsequently acquired by Areva NC, to form a new corporation called Niger Uranium Limited (“Niger Uranium”) that will conduct an exploration program on a total of eight uranium concessions in Niger.

Pursuant to the Asset Purchase Agreement governing this arrangement, NWT received a 50% equity stake consisting of 31,955,000 shares in Niger Uranium, valued at $15,982,500, and a cash payment of $4,800,000. NWT is entitled to receive a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from its Irhazer and In Gall concessions, which are the two properties being contributed by NWT to Niger Uranium's portfolio. UraMin contributed the balance of six uranium properties to Niger Uranium as well as a cash payment of US$15,000,000 (C$15,982,500) in exchange for a 50% equity stake consisting of 31,955,000 shares in Niger Uranium. UraMin is entitled to receive a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from the six properties it contributed to Niger Uranium.

On July 26, 2007, NWT and UraMin announced that they had completed the formation of Niger Uranium. Furthermore, NWT and UraMin contributed, a total of eight uranium concessions to Niger Uranium SA, which is a company that is a wholly owned subsidiary of Niger Uranium.

On August 1, 2007, Niger Uranium completed a private placement to raise gross proceeds of US$19 million (C$20,244,500, 9,515,000 UK pound sterling), with Haywood Securities (UK) Ltd. as agent. In the financing, Niger Uranium issued 19,090,000 shares at a price of 0.50 UK pound sterling per share. Cash commission of 6% was paid on gross proceeds together with 1,145,400 broker warrants, each entitling the holder to acquire shares of Niger Uranium at a price of 0.50 UK pound sterling per share for a period of two years.

On closing, the private placees held a total of 23% of Niger Uranium consisting of 19,090,000 shares. NWT maintained a 38.5% interest consisting of 31,955,000 shares. UraMin's 38.5% equity stake, which consists of 31,955,000 shares, was distributed to the original shareholders of Uramin due to the purchase of Uramin by Areva NC. Niger Uranium has a total of 83,000,000 shares issued and outstanding.

The total consideration received by NWT for the Irhazer and In Gall Projects (Niger) was calculated as follows:

Consideration received:
Cash	$4,800,000
31,955,000 Niger Uranium Limited common shares	15,982,500
Total sale price	$20,782,500

Details of the net assets sold are summarized below:
Fixed assets, net	$191,995
Interest in exploration properties and deferred exploration properties - Irhazer and In Gall Projects, Niger	1,330,497
$1,522,492
Gain on disposition of Irhazer and In Gall Projects, Niger	$19,260,008

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and six months ended June 30, 2008

8.

NIGER URANIUM LIMITED TRANSACTION (continued)

Niger Uranium was listed on AIM effective September 12, 2007 and released unaudited interim financial statements for the period from inception (May 21, 2007) to September 30, 2007 prepared in accordance with International Financial Reporting Standards. Niger Uranium reported a loss of US$3.048 million for this period. As Niger Uranium's first fiscal year ended June 30, 2008 and audited financial statements have not been released to the public at this time, NWT will record its share of the losses of Niger Uranium at the time audited financial statements become available.

On June 20, 2008, Niger Uranium agreed to acquire up to 27,680,000 shares of Kalahari Minerals PLC (“Kalahari”), an AIM listed corporation with assets in Namibia, which would represent 17.5% of Kalahari, upon completion of a Kalahari private placement. The purchase price is 12,400,000 pounds sterling ($24.96 million), satisfied through a cash payment of 7,470,000 pounds sterling ($15 million) from Niger Uranium's existing cash balances, and the issuance of 17,000,000 Niger Uranium shares from treasury. This share issuance subsequently dilutes NWT's stake in Niger Uranium to approximately 32%.

As a result, NWT would have an indirect interest in Kalahari of approximately 5.6%. Kalahari's principal asset is a 36.2% interest in Extract Resources Limited, which trades on the Australian Stock Exchange (ASX) and has uranium exploration licenses in Namibia. NWT's subsequent interest in Extract is calculated at 2.0%. In addition to its holdings in Extract, Kalahari has property interests in the Dordabis and Witvlei copper exploration properties, located in Namibia's Kalahari copper belt.

On April 21, 2008, Niger Uranium agreed to acquire up to 8,842,00 shares of UrAmerica, a private company with uranium exploration prospects in Argentina, Paraguay and Columbia, which would represent 33.58% of UrAmerica upon completion.

The purchases price is US$11.5 million (C$12,195,750), satisfied through a cash payment of US$2.5 million (C$2,651,250) and an initial issuance of 4,664,306 common shares of Niger Uranium which will result in ownership of 4,421,000 shares of UrAmerica. The purchase of the remaining 4,421,000 shares of UrAmerica is related to warrants which can be exercised within the next two years at an estimated cost of US$7.2 million (C$7,635,600). As the result, Niger Uranium currently has 104,664,306 outstanding common shares and NWT's holdings represent 30.53% of Niger Uranium's shares.

9.

SEGMENTED INFORMATION

The Company's principal operations are the acquisition, exploration and development of mineral properties. All exploration properties are situated in Canada, Mexico and Niger. Cash and short-term investments of $11,471,172 (2007 - $13,219,118) are held in Canadian chartered banks.

	June 30,	December 31,
	2008	2007

Canada	$16,439,132	$17,635,333
Mexico	2,098,917	2,129,276
Niger	16,585,323	16,577,264

	$35,123,372	$36,341,873

Substantially all of the Company's operating expenses are incurred in Canada.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and six months ended June 30, 2008

10.

Nu-Mex URANIUM CORP. TRANSACTION

On November 19, 2007, Nu-Mex Uranium Corp. (“Nu-Mex”) and the Company entered into a letter agreement (the “Letter Agreement”) that contemplated the acquisition of NWT by Nu-Mex. The Letter Agreement required that the two companies enter into a definitive agreement no later than December 20, 2007. The proposed transaction was subject to Nu-Mex arranging a financing of not less than $10 million and up to $25 million, which was to close concurrently with the completion of the transaction. Additionally, the proposed transaction was subject to NWT's receipt of a favourable fairness opinion.

Under the terms of the Letter Agreement the proposed transaction was expected to be effected by way of a statutory plan of arrangement (the “POA”) under the Business Corporations Act (Ontario). It was expected that the POA would contemplate the acquisition of all of the NWT shares, directly or indirectly by Nu-Mex in exchange for Nu-Mex shares.

The Letter Agreement contemplated an exchange ratio of one third (1/3) of one share of Nu-Mex common stock for every issued and outstanding common share of NWT. Any outstanding options, warrants and similar rights to acquire common shares of NWT would be exchanged for analogous options, warrants and similar rights to acquire common shares of Nu-Mex at the same exchange ratio.

On December 20, 2007, Nu-Mex and NWT announced that they entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which Nu-Mex would acquire 100% of the securities of NWT through a court-approved plan of arrangement (the “Arrangement”). The acquisition would be completed by way of a court-approved plan of arrangement whereby each NWT common share will be exchanged for 0.40 of a Nu-Mex common share. Any outstanding options and warrants to acquire common shares of NWT would be exchanged for analogous options and warrants to acquire common shares of Nu-Mex at the same exchange ratio.

The proposed transaction was subject to Nu-Mex arranging a financing at a minimum price of US$4.00 per common share for gross proceeds of not less than US$25,000,000. In addition, the Arrangement was subject to common shares of Nu-Mex to be issued pursuant to the Arrangement being listed on the Toronto Stock Exchange or the TSX Venture Exchange.

On February 13, 2008 Nu-Mex and NWT announced that as a result of market circumstances the companies mutually agreed to terminate the arrangement. NWT and Nu-Mex signed a termination and mutual release agreement pursuant to which each party released the other from all liabilities and obligations relating to the arrangement.

Legal fees related to review this proposed transaction amounted to approximately $315,000.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and six months ended June 30, 2008

11.

NOTICE OF DEFAULT AZIMUT EXPLORATION

On December 18, 2007, Azimut Exploration Inc. (“Azimut”) delivered a Notice of Default to NWT Uranium Corporation (“NWT”) regarding a number of NWT's specific obligations that, in Azimut's opinion, had not been complied with pursuant to the terms of the North Rae and Daniel Lake property option agreements (collectively, the “Agreements”).

The Notice of Default detailed NWT's failure to fulfill certain of its core obligations as operator, including its failure to allow Azimut timely access to factual technical data, maps and reports, including a series of databases relating to exploration programs carried out on the properties, and its failure to deliver to Azimut ten (10) overdue quarterly reports pertaining to its operations on the projects.

In the Notice of Default, Azimut also expressed serious concerns regarding specific aspects of NWT's management of the operations and the persistent failure of NWT to disclose material facts to Azimut in order to substantiate public releases of technical information.

In accordance with the provisions of the Agreements, NWT had sixty (60) days from the Notice of Default to fully remedy its default on each of the Agreements. For each instance of non compliance, such agreement shall automatically terminate following the expiry of said sixty (60) day period.

On February 1, 2008, NWT delivered a notice to Azimut in response to Azimut's Notice of Default. The notice provided by NWT advised Azimut that all alleged defaults were without merit or had been resolved in any event by issuance of the curative notice.

On February 12, 2008, Azimut announced that it considered that NWT had cured its default in respect of the North Rae and Daniel Lake properties after examination by Azimut of the extensive documentation and data submitted by NWT with its Curative Notice. Azimut considers that NWT has now satisfied its obligations.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and six months ended June 30, 2008

12.

FUTURE INCOME TAX

The following table reconciles the expected income tax recovery at the statutory income tax rate of 31.5% to the amounts recognized in the statements of operations:

For the six months ended June 30,	2008	2007

Loss before taxes	$(1,135,987)	$(928,460)

Expected income tax (recovery) at statutory rate	(357,800)	(334,200)
Share issue costs	-	245,200
Stock based compensation	59,300	57,700
Change in tax rate	(175,098)	-
Other	-	373,600
Change in valuation allowance	-	(1,593,400)

Provision for income tax	$(473,598)	$(1,251,100)

The following table reflects the future income tax assets and liabilities at:
	June 30,	Dec.31,
	2008	2007

Future income tax assets (liabilities):
Exploration properties	$(582,000)	$(657,400)
Share issue costs	247,800	308,400
Fixed assets	(15,000)	(4,400)

	$(349,200)	$(353,400)

The Company has unclaimed share issue costs of approximately $800,000 available to reduce future taxable income. The Company also has Canadian development expenses of $480,000 and foreign exploration and development expenditures of $290,000, which under certain circumstances, may be utilized to reduce taxable income in future years.

The Company believes that it has tax losses and exploration expenditures in Mexico, which, under certain circumstances may be used to offset future taxable income but cannot reasonably estimate those losses and exploration expenditures and the resulting future income tax assets at this time. Had these amounts been determinable, a valuation allowance equal to the total amount of any future income tax assets would have been recorded to offset any such benefit.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and six months ended June 30, 2008

13.

SUBSEQUENT EVENTS

(a) On July 7, 2008. Azimut Exploration Inc. and NWT entered into an agreement to terminate the option agreements previously granted by Azimut to NWT on the North Rae and Daniel Lake properties located in the Ungava Bay region, Nunavik, Quebec. The termination of the option agreements is conditional upon Azimut making a cash payment within 90 days to NWT of $4,000,000, which Azimut plans to finance by way of an equity financing, and issuing of 1,100,000 common shares of Azimut to NWT. The shares to be issued to NWT will be subject to a one-year hold period commencing on the date of issuance. In the event that Azimut is unable to satisfy these conditions, the termination agreement will have no further force or effect and the current option agreements will remain valid and enforceable. The shares issuance and the termination of the option agreements are conditional on the approval of the TSX Venture Exchange.

(b) Marek J. Kreczmer, President and Chief Executive Officer, and William Thomas, Chief Financial Officer, have given notice of their intention to resign from their respective positions as officers of NWT on July 30, 2008, in order to pursue other opportunities. Mr. Kreczmer also resigned as director of NWT on July 30, 2008.

On June 16, 2008, The Company appointed Mr. John P. Lynch as President and Chief Executive Officer, subject to TSX Venture Exchange approval. Mr. Lynch is also a director of NWT.

On July 29, 2008, The Company announced the appointment of Raphael Danon as Chief Financial Officer of the company, subject to TSX Venture Exchange approval.

(c) On August 15, 2008, the Company granted an aggregate of 4,300,000 stock options to its directors and officers and certain if its consultants. The exercise price of the options is $0.15 per share and the stock options expire 5 years from the grant date.